[redacted]

08030317

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-027780

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EWING CAPITAL, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

2722 Unicorn Lane, N.W.
(No. and Street)

Washington, DC 20015
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel D. Ewing, Jr. (202) 364-3996
(Area Code-Telephone No.)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/19

OATH OR AFFIRMATION

I, Samuel D. Ewing, Jr., swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Ewing Capital, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

____

____

Samuel D Ewing
Signature

President
Title

BARBARA L. MILLARD
NOTARY PUBLIC OF MARYLAND
MY COMMISSION EXPIRES SEPTEMBER 27, 2010

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EWING CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007 AND 2006

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

INDEPENDENT AUDITORS' REPORT

Mr. Samuel D. Ewing, Jr., President
Ewing Capital, Inc.:

We have audited the accompanying statement of financial condition of Ewing Capital, Inc. (the Company) as of December 31, 2007 and 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ewing Capital, Inc. at December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

February 22, 2008

EWING CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 519,175	$ 543,475
Marketable equity securities, at market (cost $81,068 for 2007 and $81,068 for 2006)	246,761	201,597
Accounts receivable	2,616	1,766
Non-marketable securities, at cost	9,300	9,300
Furniture and office equipment (net of accumulated depreciation of $25,472 and $21,062)	2,818	7,714
TOTAL ASSETS	$ 780,670	$ 763,852
LIABILITIES		
Accounts payable and accrued expenses	$ 45,909	$ 44,159
Current taxes payable	-	2,424
Deferred income taxes	26,515	28,650
TOTAL LIABILITIES	72,424	75,233
STOCKHOLDER'S EQUITY		
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)	1,000	1,000
Additional paid-in capital	638,106	638,106
Retained earnings	69,140	49,513
TOTAL STOCKHOLDER'S EQUITY	708,246	688,619
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 780,670	$ 763,852

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Ewing Capital, Inc. (the Company) are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the brokerage industry.

Revenue Recognition

Securities transactions and related commissions are recorded on a trade date basis. Investment banking revenue is recorded as follows: financial advisory and consulting fees as services are performed and underwriting fees at the time the underwriting is completed and income is reasonably determinable. The portion of commission revenues which represent commission reserves are recorded as an expense and liability at the same time the revenues are recognized.

Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions in checking, savings, and liquid investment accounts. Total cash on deposit at December 31, 2007, and during the years 2007 and 2006 exceeded the federal deposit insurance limits. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are valued at market value using published quotation sources. Unrealized gains or losses are included as a component of net income. All gains and losses on marketable securities are considered cash flows from operating activities for the purpose of the statement of cash flows.

Accounts Receivable

Accounts receivable represent amounts due from customers for services which include investment management and other financial consulting services, and amounts due from other brokers.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful life of the asset. Accelerated methods are used for tax purposes. Depreciation expense for the year ending December 31, 2007 was $4,896 and $4,410 for the year ending December 31, 2006.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of trade accounts payable and commission reserves.

NOTE 2 - INCOME TAXES

The Company is subject to Federal Corporate Income tax and District of Columbia Business Franchise tax. Deferr ed taxes are the result of temporary differences in recognition of income and expenses for financial statement reporting and for income tax purposes. The differences at December 31, 2007 and 2006, were related to recognition differences for depreciation, accounts receivable, accounts payable and loss carryovers. The amounts were computed using a combined federal and state tax rate of 25%. Income tax expense for 2007 and 2006 was comprised as follows:

	2007	2006
Federal income tax expense (benefit) - current	$ 1,233	$ 1,205
Federal income tax (benefit) - deferred	(2,607)	(2,375)
DC business franchise tax expense - current	977	1,219
DC business franchise tax (benefit) - deferred	(1,738)	(1,573)
Provision for income tax expense/(benefit)	$ (2,135)	$ (1,524)

The net deferred tax payable consisted of:

	2007	2006
Deferred tax receivable	$ -	$ 1,482
Deferred tax payable	26,515	30,132
	$ 26,515	$ 28,650

(Continued)

NOTE 3 - COMMITMENTS

The Company has relocated its office to space owned by a shareholder. Therefore, the Company has no future lease commitment for office space.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the net capital rule adopted and administered by the National Association of Securities Dealers and the Securities and Exchange Commission. This rule is designed to require a broker-dealer to maintain a minimum amount of net capital, as defined, and a minimum ratio of aggregate indebtedness, as defined, to net capital. Under this rule, the ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2007, was .12 to 1. At December 31, 2007, the Company had net capital of $628,533 which was $528,533 in excess of its required net capital of $100,000.

NOTE 5 - RETIREMENT PLAN

In 1991, the Company implemented a defined contribution profit sharing plan covering all employees who have completed two years of service. Contributions to the Plan are made at the discretion of the Company. The Company has elected to make contributions of $15,750 for the year ended December 31, 2007, and $14,000 for the year ended December 31, 2006.

NOTE 6 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

END